UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  1-7564

DOW JONES & COMPANY, INC.
(Exact name of registrant as specified in its charter) 200 Liberty Street New York, New York 10281 Telephone: (212) 416-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $1.00 per share Class B Common Stock, par value $1.00 per share 3.875% Senior Notes due February 15, 2008
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)(i)	☒	Rule 12h-3(b)(l)(i)	☒
Rule 12g-4(a)(l)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

        Common Stock: 1 holder of record

        Class B Common Stock: 1 holder of record

        3.875% Senior Notes:  61 holders of record

Pursuant to the requirements of the Securities Exchange Act of 1934, Dow Jones & Company, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 18, 2007
DOW JONES & COMPANY, INC.

By:	/s/ Robert Perrine
Name: Robert Perrine
Title: Chief Accounting Officer and Controller